Ladbrokes PLC

RECEIVED

2007 SEP 18 A 10:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 4 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 225,000 SHARES AT AN AVERAGE PRICE OF 430.81 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 2,911,668 TREASURY SHARES IN TREASURY AND HAS 627,909,563 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

SUPPL

07027035

PROCESSED

OCT 03 2007

THOMSON FINANCIAL

[redacted] 10/2

BUYBACK

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 3 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 429.87 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 2,686,668 TREASURY SHARES IN TREASURY AND HAS 628,104,034 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 5 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 426.75 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 3,141,668 TREASURY SHARES IN TREASURY AND HAS 627,688,063 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	*NO. OF SHARES PURCHASED (NOTE 1)*	*NO. OF BONUS SHARES AWARDED (NOTE 2)*	*CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES*
CHRISTOPHER BELL	18	10	1,914
JOHN O'REILLY	18	10	1,914
PDMRs			
MIKE O'KANE	18	10	1,914
MICHAEL NOBLE	18	10	1,914
RICHARD AMES	18	10	170

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 5 SEPTEMBER 2007 AT 424.00P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

aesp070905

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	04/09/2007
6. Date on which issuer notified:	05/09/2007
7. Threshold(s) that is/are crossed or reached:	6%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
B0ZSH63	23,830,084	23,830,084	11,647,708	11,647,708	31,251,292	1.85	4.98

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
42,899,000	6.83%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company / Fund	Number of Shares	% of issued share capital
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	498,359	0.07937
AXA General Insurance Ltd **Direct**	20,984	0.00334
Sun Life Unit Assurance Ltd A/c X **Direct**	35,294	0.00562
Sun Life Unit Assurance Ltd A/c X **Direct**	531,176	0.08459
Sun Life Unit Assurance Ltd A/c X **Direct**	1,245,882	0.19842
PPP Healthcare Group plc **Direct**	41,350	0.00659
Sun Life Pensions Management Ltd A/c X **Direct**	705,882	0.11242
Sun Life Assurance Society Plc **Direct**	263,200	0.04192
AXA Insurance UK **Direct**	131,070	0.02087
AXA Financial, Inc **Indirect**	111,393	0.01774
Sun Life International (IOM) Ltd **Direct**	296,470	0.04722
AXA France **Indirect**	20,602	0.00328

AXA Rosenberg **Indirect**	35,210	0.00561
AXA Financial, Inc * **Indirect**	31,084,087	4.95041
Sun Life Pensions Management Ltd **Direct**	118,631	0.01889
Sun Life Pensions Management Ltd **Direct**	24,398	0.00389
Sun Life Unit Assurance Ltd LTAV UK Equity **Direct**	150,000	0.02389
Sun Life Unit Assurance Ltd ABL High Alpha **Direct**	300,629	0.04788
Sun Life Unit Assurance Ltd FTSE All Share Tracker **Direct**	113,252	0.01804
Sun Life Pensions Management LTAV UK Equity **Direct**	544,247	0.08668
Sun Life Pensions Management ABL High Alpha **Direct**	1,507,969	0.24016
Sun Life Pensions Management FTSE All Share Tracker **Direct**	564,257	0.08986
AXA Winterthur **Direct**	2,549,517	0.40603
ASL With Profit Transition Fund **Direct**	1,068,341	0.17014
SLAS With Profit Transition **Direct**	936,800	0.14919
Total Direct Total Indirect	11,647,708 31,251,292	1.85500 4.97704
TOTAL	**42,899,000**	**6.83203**

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

axa070906

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 6 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 423.99 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 3,371,668 TREASURY SHARES IN TREASURY AND HAS 627,468,473 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 7 SEPTEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 230,000 SHARES AT AN AVERAGE PRICE OF 422.65 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 3,601,668 TREASURY SHARES IN TREASURY AND HAS 627,262,254 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 31 AUGUST 2007, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 630,790,702 ORDINARY SHARES OF 28 1/3P ('SHARES'). 2,456,668 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 628,334,034. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 29 AUGUST 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 235,000 SHARES AT AN AVERAGE PRICE OF 418.43 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 2,456,668 TREASURY SHARES IN TREASURY AND HAS 628,329,403 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END